DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

April 5, 2010

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:                                         Stephani Bouvet, Examiner

Robert Benton, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Matthew Crispino

Re:                             Convio, Inc.

Supplemental Information to Convio, Inc. Response Letter dated April 5, 2010

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-164491

Ladies and Gentlemen:

Per our response letter dated April 5, 2010 on behalf of Convio, Inc. (the “Company”) in response to the comment letter dated March 31, 2010 (the “Staff Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on March 19, 2010 (File No. 333-164491, the “Registration Statement”), please find below the Company’s proposed disclosure in response to comment no. 1 in the Staff Letter.  This letter restates comment no. 1 from the Staff Letter and sets for the proposed additional disclosure to the First Quarter 2010 section below the restated comment in underlined words.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock-Based Compensation, Page 47

1.                                       We note your estimated IPO price range as verbally communicated to the Staff.  Please revise your disclosures to reconcile and explain the difference between the fair value of the common stock underlying your option grants as of the most recent valuation date and the midpoint of your IPO offering range.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.  Also, please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Proposed Additional Disclosure (after giving effect to a reverse stock split):

First Quarter 2010. From December 2009 through March 2010, our sales performance continued to improve, and in December 2009, we commenced our IPO process. Our board considered these factors and the events since the grant of options in October 2009, including the filing of our registration statement in connection with the continued recovery and opening of the capital markets as well as a contemporaneous valuation report dated December 31, 2009, to arrive at a fair value of our common stock of $8.75 per share.

In connection with the acquisition scenario, our board determined fair value using an income approach utilizing discounted net cash flows from December 31, 2009 through June 30, 2010, plus an exit value at June 30, 2010 based upon acquisition multiples. In connection with the IPO Scenario, our board determined fair value using discounted net cash flows from December 31, 2009 through June 30, 2010, plus an exit value at June 30, 2010 based upon comparable company 2010 forward revenue multiples. Our board concluded that equity value to revenue would yield the most appropriate indication of value for us because we had not yet experienced positive income from operations or net income. To arrive at the fair value of our common stock under the private scenario, we applied the income approach utilizing discounted net cash flows. However, rather than utilizing an approximately six-month discrete period as in the acquisition scenario, the private scenario utilized a five-year discrete period with a terminal period growth rate of 5.0%. Using the income approach for the acquisition scenario, our board determined an equity value of $172.9 million. Using the Guideline Public Company Method, our board determined an equity value of $181.2 million. Using the income approach for the private scenario, our board determined an equity value of $103.7 million. Our board then estimated the probability of the future liquidity event being our initial public offering at 70% and each of the other alternatives were estimated to have 15% probabilities.

Using the income approach for the acquisition scenario, our board determined an equity value of $172.9 million. Using the Guideline Public Company Method, our board determined an equity value of $181.2 million. Using the income approach for the private scenario, our board determined an equity value of $103.7 million. Our board then estimated the probability of the future liquidity event being our initial public offering at 70% and each of the other alternatives were estimated to have 15% probabilities. Using the probability weighted expected return method the board arrived at a fair value of our common stock of $8.75, which reflected an 18.5% marketibility discount from $10.74 a share. Our board issued options to acquire 234,456 shares of our common stock on February 4, 2010 and options to acquire 4,892 shares of our common stock on March 11, 2010 with exercise prices equal to $8.75 after applying the 18.5% marketibility discount.

On March 23, 2010, our underwriters communicated to us an estimated valuation range of $10.00 to $12.00 per share of common stock to be sold in our initial public offering, assuming an offering is completed within one month. We considered the valuation range proposed by the underwriters relative to our financial results and the current economic conditions. Specifically, our underwriters noted a significant increase in the market values of comparable public companies beginning in mid-February 2010.  In addition, we filed amendments on March 1 and March 19, 2010 to our registration statement. The amendments signaled that an initial public offering was becoming more likely, which would result in liquidity for the common stock and elimination of the superior rights and preferences of the preferred stock. These factors positively affected assumptions of the expected type, timing and likelihood of possible liquidity scenarios. Furthermore, our prospects and our expectations of growth continued to improve and our outlook regarding the fair market value of our common stock under various IPO and acquisition scenarios improved.

Our board of directors also took into account that the estimated initial public offering price range necessarily assumed that the initial public offering had occurred, a public market for our common stock had been created and that our preferred stock had been reclassified into common stock in connection with the initial public offering, and therefore excluded any marketability or illiquidity discount for our common stock and excluded the superior rights and preferences of our preferred stock.  After considering the estimated valuation range and these other factors, our board of directors concluded that the midpoint of the range provided by our underwriters of $11.00 per share is a reasonable estimate of the fair value of our common stock at March 23, 2010.

The midpoint of the estimated range of $11.00 per share is greater than the estimated fair market values of our common stock based on the stock options granted to our employees and non-employee members of our board of directors since January 2008. These differences are explained by the factors noted above and below. Between October 2008 and October 2009, adverse changes in global financial and stock markets and deteriorating business conditions in the United States resulted in a freezing of capital and credit conditions, and the United States and global economies fell into a deep recession and economic contraction, before the United States financial and stock markets began to recover in March 2009 and the United States economy began to stabilize in the third quarter of 2009. The United States Gross Domestic Product declined during this period, before beginning to recover slightly in the third quarter of 2009. The

United States unemployment rate increased significantly throughout this period. A new presidential administration and government proposals to provide economic stimulus in 2009 caused further uncertainty. Donations to NPOs decreased, and NPOs were more cautious and delayed their spending on technology during this period in order to conserve cash. The enterprise values of many of our publicly-traded peers fell sharply during this period before beginning to recover during the second and third quarters of 2009. We continued to incur expenses for product development, new product introduction and sales and marketing. During this challenging period, our revenues and growth were affected, visibility into our projected revenue and cash flows declined. The factors noted above more than offset any positive financial results and adversely affected our assumptions of the expected type, timing and likelihood of possible liquidity scenarios, and reduced the fair market value of our common stock under various IPO and acquisition scenarios as determined by our board of directors before improving in the third quarter of 2009. As a result, the fair market value of our common stock decreased significantly during this period before recovering in part during the third and fourth quarters of 2009.

In addition, since 2008 our board of directors has been comprised of a majority of non-employee directors with collective experience in the software industry. We believe that the composition of our board of directors resulted in a fair and reasonable view of the stock value and, together with the board’s cumulative knowledge of, and experience with, similar companies, resulted in a fair valuation of our common stock. The fair market values of the common stock underlying stock options granted during 2008 and 2009 were estimated by the board, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Given the absence of a public trading market, in accordance with the American Institute of Certified Public Accountants Practice Aid, our board exercised its reasonable judgment in using the “best estimate” method and considered numerous objective and subjective factors to determine the best estimate of the fair market value of our common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to, the following: developments in our business, the rights and preferences of our convertible preferred stock relative to our common stock, contemporaneous valuations of the our common stock, the lack of marketability of our common stock, and the likelihood of achieving a liquidity event, such as our initial public offering or acquisition, given prevailing market conditions. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that the board used reasonable methodologies, approaches and assumptions in determining the fair market value of our common stock.

*  *  *  *  *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and this proposed additional disclosure. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter.

Sincerely,

DLA Piper LLP (US)

By:	/s/ JOHN J. GILLULY III, P.C.
John J. Gilluly III, P.C.

cc:	Gene Austin, Convio, Inc.
James Offerdahl, Convio, Inc.
Eric C. Jensen, Cooley Godward Kronish LLP
John T. McKenna, Cooley Godward Kronish LLP